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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 8)(1)


                                PRICESMART, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
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                         (Title of Class of Securities)

                                    741511109
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                                 (CUSIP Number)

                                 JAMES F. CAHILL
                                 PRICE ENTITIES
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                OCTOBER 25, 2004
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 pages)


--------------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 741511109              SCHEDULE 13D/A                PAGE 2 OF 9 PAGES


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        NAME OF REPORTING PERSONS
1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Sol Price

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        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                  (a) [_]
                                                                   (b) [X]
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        SEC USE ONLY
3
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        SOURCE OF FUNDS
4
        OO
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        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                 [_]

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        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        United States of America
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                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            733,260  (See Item 5)
           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            1,049,289  (See Item 5)
          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            733,260  (See Item 5)
           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            1,049,289  (See Item 5)
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        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        1,782,549  (See Item 5)
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        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]
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        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        22.4%  (See Item 5)
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        TYPE OF REPORTING PERSON*
14
        IN
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                     * See instructions before filling out!

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CUSIP NO. 741511109              SCHEDULE 13D/A                PAGE 2 OF 9 PAGES


                This Amendment No. 8 to Schedule 13D relates to the common stock, par value $0.0001 per share ("Common Stock"), of PriceSmart, Inc., a Delaware corporation ("PriceSmart"), and further amends the Schedule 13D, filed by Sol Price with the Securities and Exchange Commission (the "SEC") on September 8, 1997 (the "Original 13D"), as subsequently amended by Amendments No. 1 through 7 thereto (the Original 13D, as so amended, being the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to add the following information:

        On October 25, 2004, the Price Family Charitable Fund, a private foundation ("PFCF") for which Mr. Price serves as an officer and director, donated all of the PriceSmart capital stock held by PFCF to a charitable organization (the "Donation"). The stock that was donated consisted of (i) 654,382 shares of Common Stock, (ii) 550 shares of the 8% Series A Cumulative Convertible Redeemable Preferred Stock of PriceSmart ("Series A Preferred Stock"), which are convertible into 14,666 shares of Common Stock, and (iii) 5,000 shares of the 8% Series B Cumulative Convertible Redeemable Preferred Stock of PriceSmart ("Series B Preferred Stock"), which are convertible into 250,000 shares of Common Stock.

        The information set forth in Item 6 below is hereby incorporated herein in its entirety in response to this Item 3.


ITEM 4.     PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following information:

        The information set forth in Item 3 above is hereby incorporated herein in its entirety in response to this Item 4. The information set forth in
        Item 6 below is hereby incorporated herein in its entirety in response to this Item 4.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

        (a) After giving effect to the Donation, Mr. Price presently may be deemed to beneficially own the equivalent of 1,782,549 shares of Common Stock (including Series A Preferred Stock and Series B Preferred Stock convertible into 629,332 shares of Common Stock), which represent approximately 22.4% of the outstanding Common Stock, as follows:(2)

                        (i) the equivalent of 733,260 shares of Common Stock (including Series A Preferred Stock and Series B Preferred Stock convertible into 364,666 shares of Common Stock) as the sole trustee of the Sol & Helen Price Trust UTD 2/20/70 ("SHPT");(3)


--------------------------

     2 All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 7,339,810 shares of Common Stock estimated to be issued and outstanding as of September 20, 2004, as reported in the Definitive Proxy Statement filed by PriceSmart with the SEC on October 6, 2004 (the "Proxy Statement"), plus (ii) the shares of Common Stock issuable upon conversion of all Series A Preferred Stock and Series B Preferred Stock that may be deemed to be beneficially owned by Mr. Price.

     3 Excludes shares pledged to SHPT as collateral to secure loans made by SHPT.

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CUSIP NO. 741511109              SCHEDULE 13D/A                PAGE 3 OF 9 PAGES


                        (ii) the equivalent of 415,577 shares of Common Stock (including Series B Preferred Stock convertible into 250,000 shares of Common Stock) as a manager of The Price Group LLC, a California limited liability company ("Price Group"), and of which Mr. Price disclaims beneficial ownership; and

                        (iii) the equivalent of 633,712 shares of Common Stock (including Series A Preferred Stock convertible into 14,666 shares of Common Stock) as a director of San Diego Revitalization Corp., a California nonprofit corporation ("SDRC"), and of which Mr. Price disclaims beneficial ownership.

        (b) The power to vote and dispose of these 1,782,549 shares is as follows:

                        (i) As the sole trustee of SHPT, Mr. Price has sole power to vote and dispose of 733,260 shares.

                        (ii) As a manager of Price Group, Mr. Price may be deemed to share the power to vote and dispose of 415,577 shares with Robert Price, James F. Cahill, Jack McGrory, Murray Galinson, Kathy Hillan and Joseph R. Satz, each of whom is a manager of Price Group (collectively, the "Price Group Managers").

                        (iii) As a director of SDRC, Mr. Price may be deemed to share the power to vote and dispose of 633,712 shares with Mr. R. Price, Mr. Cahill, Mr. McGrory, Helen Price, Allison Price, William Gorham, Mr. Galinson, Ms. Hillan and Mr. Satz (collectively, the "SDRC Directors and Officers").

                The principal occupation of Mr. R. Price is interim Chief Executive Officer of PriceSmart. Mr. R. Price also is a manager of Price Group. The principal occupation of each of Mr. Cahill, Mr. Galinson, Ms. Hillan, and Mr. Satz is manager of Price Group. The principal occupation of Mr. McGrory is Chief Executive Officer of Price Legacy Corporation, a Maryland corporation. Mr. McGrory is also a manager of Price Group. The principal occupation of Mr. Gorham is self-employed investor. Ms. H. Price and Ms. A. Price are not presently employed.

                The business address of each of the Price Group Managers and the SDRC Directors and Officers is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

                During the last five years, none of the Price Group Managers or the SDRC Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                Each of the Price Group Managers and the SDRC Directors and Officers is a citizen of the United States of America.

        (c) The information set forth in Item 3 above is hereby incorporated herein in its entirety in response to this Item 5(c). The information set forth in Item 6 below is hereby incorporated herein in its entirety in response to this Item 5(c).

        (d)-(e) Not applicable.

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CUSIP NO. 741511109              SCHEDULE 13D/A                PAGE 4 OF 9 PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to add the following information:

        As already disclosed by PriceSmart in, among other things, (i) the Proxy Statement, (ii) the Current Report on Form 8-K, filed by PriceSmart with the SEC on September 3, 2004, and (iii) the Current Report on Form 8-K, filed by PriceSmart with the SEC on October 8, 2004, PriceSmart has proposed a transaction (the "Proposed Transaction") designed to, among other things, reduce PriceSmart's interest payments and eliminate its preferred stock dividend obligations.

        On October 4, 2004, in connection with the Proposed Transaction, SHPT, PFCF, the Robert and Allison Price Charitable Remainder Trust, the Robert and Allison Price Trust UTD 1/10/75 ("RAPT"), and Price Group (collectively, the "Investors") entered into a Common Stock Purchase Agreement (the "Purchase Agreement") with PriceSmart. The Purchase Agreement provides for, among other things: (i) a private placement of Common Stock to Price Group, at a price of $8.00 per share, to be funded through the conversion of a $25 million bridge loan, together with accrued and unpaid interest, extended by Price Group to the Company on August 31, 2004; (ii) the issuance, in the aggregate, of 2,200,000 shares of Common Stock to the Investors in exchange for, in the aggregate, 22,000 shares of Series B Preferred Stock; (iii) the issuance of shares of Common Stock to Price Group, at a price of $8.00 per share, in exchange for the cancellation of certain obligations of PriceSmart to Price Group in the amount of $20 million, together with accrued and unpaid interest; and (iv) the partial waiver by SHPT and RAPT of certain rights that will be granted to them pursuant to a rights offering contemplated under the Proposed Transaction.

        Consummation of the Proposed Transaction, which includes the transactions contemplated by the Purchase Agreement, is subject to stockholder approval. If such approval is obtained, the Proposed Transaction is expected to be consummated within five business days after such approval.

        Also on October 4, 2004, the Investors and PriceSmart entered into a Stockholder Voting Agreement (the "Voting Agreement") pursuant to which the Investors agreed to, among other things, (i) vote in favor of the Proposed Transaction and (ii) appoint PriceSmart as the Investors' proxy to vote the shares of Common Stock held by the Investors in favor of the Proposed Transaction.

        Each of the Purchase Agreement and the Voting Agreement has been incorporated by reference as an exhibit to this Schedule 13D and is hereby incorporated herein in its entirety in response to this Item 6.


ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to add the following information:

               Exhibit No.                  Description of Exhibit
               -----------                  ----------------------

                    9 Common Stock Purchase Agreement, dated as of October 4, 2004, by and among PriceSmart, Inc., the Sol and Helen Price Trust, the Robert and Allison Price Trust UTD 1/10/75, the Price Family Charitable Fund, The Price Group LLC, and the Robert and Allison Price Charitable Remainder Trust (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on October 8, 2004).

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CUSIP NO. 741511109              SCHEDULE 13D/A                PAGE 6 OF 9 PAGES


                    10 Stockholder Voting Agreement, dated as of October 4, 2004, by and among PriceSmart, Inc., The Price Group LLC, the Sol and Helen Price Trust, the Robert and Allison Price Trust UTD 1/10/75, the Price Family Charitable Fund and the Robert and Allison Price Charitable Remainder Trust (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on October 8, 2004).

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CUSIP NO. 741511109              SCHEDULE 13D/A                PAGE 7 OF 9 PAGES


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 27, 2004


                                              SOL PRICE


                                              /s/ Sol Price
                                              ----------------------------------

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CUSIP NO. 741511109              SCHEDULE 13D/A                PAGE 8 OF 9 PAGES


                                  EXHIBIT INDEX


               Exhibit No.                  Description of Exhibit
               -----------                  ----------------------

                    1 Right of First Refusal Agreement by and among Grupo Gigante, S.A. de C.V. and Robert E. Price, Sol Price, The Price Family Charitable Fund, The Price Group LLC, the Robert and Allison Price Trust, the Robert & Allison Price Charitable Remainder Trust, the Price Family Charitable Trust and the Sol and Helen Price Trust dated as of January 15, 2002 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on January 24, 2002).

                    2 Series A Preferred Stock Purchase Agreement dated as of January 18, 2002 between PriceSmart and the Investors Listed on Exhibit A Thereto (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on January 24,
                                2002).

                    3 Amended and Restated Certificate of Incorporation of PriceSmart, Inc. (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed by PriceSmart, Inc. with the SEC on November 26, 1997).

                    4 Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof dated January 15, 2002 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on January 24, 2002).

                    5 Pledge and Security Agreement, dated as of April 24, 2003, by and among San Diego Revitalization Corporation in favor of the Price Family Charitable Trust (incorporated by reference to Exhibit 2 to the Schedule 13D filed by San Diego Revitalization Corporation with the SEC on May 5, 2003).

                    6 Series B Preferred Stock Purchase Agreement dated July 9, 2003 between PriceSmart and the Investors listed on Exhibit A Thereto (incorporated by reference to Exhibit 5 to Amendment No. 3 to Schedule 13D filed by the Price Family Charitable Fund with the SEC on July 18, 2003).

                    7 Certificate of Designations, Preferences, and Relative, Participating, Optional and Other Special Rights of 8% Series B Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof dated July 9, 2003 (incorporated by reference to Exhibit 6 to Amendment No. 3 to
                                Schedule 13D filed by the Price Family
                                Charitable Fund with the SEC on July 18, 2003).

                    8 Common Stock Purchase Agreement, dated as of October 22, 2003, by and among PriceSmart, Inc., the Sol and Helen Price Trust, and the Robert and Allison Price Trust UTD 1/10/75 (incorporated by reference to Exhibit 8 to Amendment No. 7 to Schedule 13D filed by Sol Price with the SEC on October 29, 2003).

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CUSIP NO. 741511109              SCHEDULE 13D/A                PAGE 9 OF 9 PAGES


                    9 Common Stock Purchase Agreement, dated as of October 4, 2004, by and among PriceSmart, Inc., the Sol and Helen Price Trust, the Robert and Allison Price Trust UTD 1/10/75, the Price Family Charitable Fund, The Price Group LLC, and the Robert and Allison Price Charitable Remainder Trust (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on October 8, 2004).

                    10 Stockholder Voting Agreement, dated as of October 4, 2004, by and among PriceSmart, Inc., The Price Group LLC, the Sol and Helen Price Trust, the Robert and Allison Price Trust UTD 1/10/75, the Price Family Charitable Fund and the Robert and Allison Price Charitable Remainder Trust (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on October 8, 2004).